

Mail Stop 3233

May 23, 2016

<u>Via E-mail</u>
Ms. Lisa Palmer
Chief Financial Officer
Regency Centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re:** **Regency Centers Corporation**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-12298**
>
> **Regency Centers, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 000-24763**

Dear Ms. Palmer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities